Exhibit 99.1
For immediate release
October 28, 2005
SAP Plans Change to Share Capital
Change to result in 3 additional shares for each existing SAP share held
     WALLDORF, October 28, 2005 — SAP [NYSE: SAP] announced today it plans to propose a change to its share capital next year. The transaction would be structured for German company law purposes as an increase in subscribed capital from corporate funds pursuant to which each shareholder will receive three additional shares (“bonus shares” / “dividend stock”) for each existing SAP share held. No new capital is being raised through this transaction. The executive board proposal was approved today by SAP’s supervisory board and will be submitted for approval at next year’s Annual Shareholder Meeting.
     “We expect this measure will make the SAP share more attractive for investors, in particular individual shareholders”, said Werner Brandt, Chief Financial Officer and member of the executive board of SAP AG.
     If shareholders approve the capital increase at next year’s Annual Shareholder Meeting, the numbers of shares held will increase fourfold automatically. Total shareholders’ equity will not be affected since this measure simply involves a shift between individual components of shareholders’ equity. The subscribed capital will rise to around €1,266 million from around €316 million at present. The number of SAP’s outstanding shares, which each have a no-par value of €1, will rise accordingly.

SAP Plans Change to Share Capital	Page 2
Note to holders of SAP ADRs representing SAP Ordinary Shares:
     If approved by SAP shareholders, each SAP ADR will represent one SAP Ordinary Share after giving effect to the transaction rather than 1/4 of one Ordinary Share today.
About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 29,800 customers in over 120 countries run more than 100,600 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2005 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Tony Roddam, +49 (6227) 7-49133, tony.roddam@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST